Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Nos. 333-178096 and 333-170097) on Form S-3 and in the Registration Statement (No. 333-167107) on Form S-8 of MFA Financial, Inc., of our reports dated February 16, 2012, with respect to the consolidated balance sheet of the Company as of December 31, 2011, and the related consolidated statements of operations, comprehensive (loss)/income, changes in stockholders’ equity, and cash flows for the year then ended, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of MFA Financial, Inc.

/s/ KPMG LLP

New York, New York

February 16, 2012